UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units representing Limited Partner Interests
(Title of Class of Securities)

09625U109
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. SWANK CAPITAL, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,054,027
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,054,027
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,054,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 09625U109	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. SWANK ENERGY INCOME ADVISORS, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,054,027
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,054,027
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,054,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 09625U109	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. JERRY V. SWANK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,054,027
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,054,027
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,054,027
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 09625U109	13G	Page 5 of 9 Pages

Item 1.	(a)	Name of Issuer

Blueknight Energy Partners, L.P., formerly known as SemGroup Energy Partners, L.P. (the "Issuer")

	(b)	Address of Issuer's Principal Executive Offices:

Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa OK 74136

Item 2	(a)	Name of Person Filing:

Swank Capital, LLC ("Swank Capital"), Swank Energy Income Advisors, LP ("Swank Advisors") and Mr. Jerry V. Swank.

	(b)	Address of Principal Business Office or, if none, Residence:

3300 Oak Lawn Avenue, Suite 650, Dallas, TX 75219

	(c)	Citizenship:

Swank Capital is a limited liability company organized under the laws of the State of Texas.  Swank Advisors is a limited partnership organized under the laws of the State of Texas.  Mr. Swank is the principal of Swank Capital and Swank Advisors, and is a U.S. citizen.

	(d)	Title of Class of Securities:

Common Units representing Limited Partner Interests (the "Common Units")

	(e)	CUSIP Number:

09625U109

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 09625U109	13G	Page 6 of 9 Pages

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 4,054,027 Common Units.

(b)	Percent of Class:
Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 18.7% of the outstanding Common Units.  This percentage is determined by dividing 4,054,027 by 21,702,309, the number of Common Units outstanding as of November 6, 2009, as reported on the Form 10-Q filed November 13, 2009.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

Swank Advisors has voting and dispositive powers for 4,054,027 Common Units.  Swank Capital, as general partner, may direct the voting or disposition of the 4,054,027 Common Units held by Swank Advisors.  As the principal of Swank Capital, Mr. Swank may direct the voting or disposition of the 4,054,027 Common Units held by Swank Capital and Swank Advisors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the financial owner of more than five percent of the class of securities, check the following  ☐.

CUSIP No. 09625U109	13G	Page 7 of 9 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09625U109	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2010

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

CUSIP No. 09625U109	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Joint Filing Agreement of the signatories to this Statement, dated as of February 13, 2009, filed with the Securities and Exchange Commission on February 17, 2009 as Exhibit 99.1 to the signatories' Amendment No.1 to Schedule 13G, and incorporated by reference